UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Natural Gas Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63886Q109

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089302103	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 905,008
	8.	Shared Voting Power
	9.	Sole Dispositive Power 905,008
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 905,008
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63886Q109	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 905,008
	8.	Shared Voting Power
	9.	Sole Dispositive Power 905,008
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 905,008
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63886Q109	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 905,008
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 905,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 905,008
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 63886Q109	Page 5 of 7 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Natural Gas Services Group, Inc., a Colorado corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on January 4, 2021, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 23, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraphs after the second paragraph:

On March 10, 2023, the Fund sent the letter attached hereto as Exhibit 3, which is incorporated herein by reference, to the Issuer setting forth its intention to nominate two directors for election at the Issuer’s 2023 Annual Meeting of Shareholders (the “Annual Meeting”) and serving as a notice of nomination in accordance with the Issuer’s bylaws and Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended. The Fund requested in the letter that the Issuer name Justin C. Jacobs and Donald J. Tringali in its proxy statement as nominees for election to the Issuer’s board of directors at the Annual Meeting.

The Fund entered into a Nomination Agreement with Mr. Tringali on March 10, 2023, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, pursuant to which, among other things, Mr. Tringali agreed to be named as a nominee in any proxy materials prepared by the Issuer or the Fund in relation to the Annual Meeting, to serve as a director of the Issuer if elected and, in such capacity, to act in the best interests of the shareholders of the Issuer and to exercise independent judgment in accordance with his fiduciary duties.

The Fund may also wish to exercise its right to inspect certain books and records of the Issuer pursuant to Article 116 of the Colorado Business Corporations Act in order to identify and communicate with other shareholders in connection with any solicitation of proxies in support of its nominees and to obtain additional information about the Issuer, and the Fund may demand that the Issuer make such books and records available.

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 12,424,026 shares of the Common Stock issued and outstanding as of November 7, 2022 as reported in the most recent quarterly report on Form 10-Q of the Issuer for its fiscal quarter ended September 30, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 10, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

CUSIP No. 63886Q109	Page 6 of 7 Pages

The Fund directly holds, and thus has sole voting and dispositive power over, 905,008 shares of Common Stock, of which 1,000 shares are held of record. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 905,008 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 905,008 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock. None of Messrs. Jacobs, Petito and Yanagi has beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of Common Stock during the period from January 9, 2023 (the date 60 days prior to the filing of this Schedule 13D) to March 10, 2023:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
1/18/23	33,200	12.5000
1/20/23	49,800	12.5000

The above listed transactions were effected pursuant to the assignment of Put Options sold by the Fund, as described in Item 6, which is incorporated by reference into this Item 5(c). Each of the Put Options underlying the above listed transactions was sold by the Fund on the same date as the assignment and corresponding purchase set forth above.

3. Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

Exhibit 3     Letter from Mill Road Capital III, L.P. to Natural Gas Services Group, Inc. dated March 10, 2023.

Exhibit 4     Nomination Agreement between Mill Road Capital III, L.P. and Donald J. Tringali dated March 10, 2023.

4. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 63886Q109	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 10, 2023

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs Management Committee Director

THOMAS E. LYNCH

/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact